 Exhibit 99.1

Bragg Gaming Continues Global Expansion, Powers Kingsbet.cz Launch with an End-to-End iGaming Solution

Increases Czech Republic reach with second PAM and full turnkey solution client

Toronto, June 14, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) has launched its full turnkey solution with Czech land-based casino operator Kings Entertainment A.S. (“Kings”). Kings will operate their online business in the Czech Republic under the brand Kingsbet.

Under the terms of the agreement signed between the two parties, Bragg will provide Kingsbet with Player Account Management (PAM) technology, exclusive content from Bragg studios, aggregated online casino content via the Bragg HUB and a fully localized sportsbook integration in partnership with Altenar.

Bragg provides Kingsbet with an all-in-one solution with powerful automation and marketing tools to seamlessly run its casino and sportsbook operations.

Bragg’s FUZE™player engagement toolset for casino and sportsbook is also included, helping boost acquisition, conversion and retention with tools such as Free rounds, Missions, Quests, Journeys, Recommendation engine and Jackpots.

Kingsbet will additionally be supported by managed marketing and operational services delivered by Bragg.

The agreement and subsequent launch is the latest in a string of deals that Bragg has struck to provide its technology solutions to operators across global regulated iGaming markets, and is the Company’s second PAM and turnkey partner in the Czech Republic.

Bragg Group Chief Executive Officer Matevž Mazij said: “We are proud to be chosen to support Kings Entertainment, a leading European entertainment, casino and poker brand with our full-service turnkey solution as they transition their market leading Czech operations online.

“The new regulations make this an exciting time to be in the Czech market” Mazij added.

David Vaněk, Chief Executive Officer of Kingsbet stated: “Over the past 8 months, both teams worked very hard to prepare the launch of “kingsbet.cz” ahead of the EURO championship. I’m proud that we are the first licensed betting and gaming operator in the Czech Republic who have undergone a rigorous and very demanding licensing process and are currently the sole operator fully compliant with the new Gambling Act, effective as of January 2024.

“Kingsbet will offer players ‘The King´s experience’ in sports betting and casino, and we plan to launch a Live casino product by the end of this year. Bragg´s platform will enable us to enter the Czech market with powerful tools and a highly competitive product offering.”

Founded in 2003, Kings Entertainment operates three land-based casinos: the Kings Rozvadov, Admiral Rozvadov and Hilton Prague properties. At Kings casino in Rozvadov, known as the biggest poker arena in Europe and a premier gaming destination, a variety of poker tournaments including W.S.O.P. are held attracting more than 500,000 visitors per year.

Kings has a 40% share of the Czech land-based casino market and now has ambitious plans to expand into online gambling, an expansion which will be supported by Bragg technology and expertise.

The Czech online casino market is projected to achieve approximately US $1 billion dollars in gross win in 2024, according to H2 Gambling Capital. This figure represents growth of 30% on a year-over-year basis from 2023’s figures.

Under previous Czech gambling regulations, operators were only able to offer online RNG games explicitly licensed under the Czech Gambling Act.

Following pressure from operators, this list was widened to include live dealer games (live casino), an amendment which came into force on January 1, 2024.

The inclusion of live dealer games was one of a number of amendments made to existing Czech gambling laws, the most wide-ranging of which was the introduction of a new streamlined licensing regime for operators.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

About Kingsbet

Kingsbet is a new online brand, a subsidiary of Kings Entertainment founded in 2003, which dominates Czech land-based casino market with 40% market share. At Kings casino in Rozvadov, known as biggest poker arena in Europe and a premier gaming destination, a variety of poker tournaments are held attracting more than 500,000 visitors per year. Kings also operates variety of hotels including 5-star Kings Resort, the winner of International Hotel and property Awards 2020 in the category “Hotel over 200 rooms – Global Winner”. Kings Entertainment and Kingsbet Holding have over 800 employees.

For investor relations:
James Carbonara, Hayden IR
+1 (646)-755-7412
james@haydenir.com

For media enquiries or interview requests:
Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group